Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum announces appointment to the Board of Directors

     CALGARY, March 23 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) is pleased to announce that Mr. R. Bradley Hurtubise has been appointed to the Board of Directors of the Company effective March 23, 2009. In addition, he will be a nominee for election as a Director at the upcoming
Annual and Special Meeting being held May 11, 2009.
     Mr. Hurtubise is an accomplished professional in the petroleum and financial sectors with extensive experience leading public companies, directing international investment and banking activities, and acting on the
Boards of several companies. He is currently the President, Chief Executive
Officer, and a Director of Eaglewood Energy Inc., an international oil and gas company. Previously, he held the roles of Executive Managing Director,
Investment Banking at Tristone Capital Inc., and Executive Managing Director,
Investment and Corporate Banking at BMO Nesbitt Burns. During his career, Mr.
Hurtubise held senior leadership positions in several companies, including
President of Grad & Walker Energy Corporation, CEO and Chairman of Westcastle
Energy Trust, and Executive VP of Direct Energy Marketing Ltd.
     He holds an MBA from the Schulich School of Business at York University, a Bachelor of Commerce from the University of Calgary, and has a Chartered
Financial Analyst designation. In addition to his position at Eaglewood Energy
Inc., Mr. Hurtubise currently serves on the Boards of Ithaca Energy Inc.,
DirectCash Income Fund, and the Alberta Children's Hospital Foundation and the
Advisory Board of Marsh Canada.
     Compton also advises that Mr. John Thomson, having previously notified the Company of his intention to not stand for re-election to the Board of
Directors and having fulfilled all of his duties with respect to the 2008 year-end statutory reporting as Chair of the Audit, Finance and Risk
Committee, submitted his resignation effective as of March 23, 2009. Mr. Brad
Hurtubise was appointed to the Board of Directors on March 23, 2009 to fill the vacancy created by Mr. Thomson's resignation.
     "I would like to welcome Brad Hurtubise to Compton on behalf of management, shareholders and the Board of Directors," said Mel F. Belich,
Q.C., Chairman. "Mr. Hurtubise brings extensive energy capital market experience from both a financing and operating company perspective, providing qualifications which will be important in the months ahead. In addition, I would like to sincerely thank John Thomson for his many valuable contributions during his tenure on the Board of Directors. We wish him well in his future endeavors."

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Tim Granger, President & CEO, Norm Knecht, VP,
Finance and CFO, Phone: (403) 237-9400, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 20:30e 23-MAR-09